Exhibit (a)(5)(xviii)

FARUQI & FARUQI, LLP
David E. Bower SBN 119546
10866 Wilshire Boulevard, Suite 1470
Los Angeles, CA 90024
Telephone: 424-256-2884
Facsimile: 424-256-2885
Email: dbower@faruqilaw.com

Attorneys for Plaintiff Philip Paul

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN MATEO

PHILIP PAUL, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

INTERMUNE, INC., DANIEL WELCH, LARS EKMAN, JEAN-JACQUES BIENAIME, LOUIS DRAPEAU, JAMES HEALY, DAVID KABAKOFF, ANGUS RUSSELL, FRANK VERWIEL, ROCHE HOLDINGS, INC., and KLEE ACQUISITION CORPORATION,

Defendants.
Case No.: CLASS ACTION COMPLAINT FOR: (1)BREACH OF FIDUCIARY DUTY (2)AIDING AND ABETTING BREACH OF FIDUCIARY DUTY JURY DEMAND

Plaintiff Philip Paul (“Plaintiff’), by his attorneys, makes the following allegations based upon information and belief, except as to allegations specifically pertaining to himself and his counsel, which are based on personal knowledge.
SUMMARY

1.           This is a class action brought by Plaintiff on behalf of himself and other public shareholders of InterMune, Inc. (“InterMune” or the “Company”) to enjoin the proposed acquisition via a tender offer of all of the outstanding shares of InterMune’s common stock by Roche Holdings, Inc. (“Roche”) through its wholly-owned subsidiary, Klee Acquisition Corporation (“Merger Sub” or collectively, “Roche”), as detailed herein (the “Proposed Transaction” or “Tender Offer”).
2.           On August 24, 2014, InterMune and Roche issued a joint press release announcing that they had entered into a definitive Agreement and Plan of Merger, dated August 22, 2014 (“Merger Agreement”), under which Roche will acquire all of the outstanding shares of InterMune’s common stock at a price of $74.00 per share in an all-cash transaction valued at approximately $8.3 billion on a fully diluted basis.
3.           As described herein, the Proposed Transaction, which was unanimously approved by the Company’s Board of Directors (“Board” or “Individual Defendants”), is the product of a flawed process that is designed to ensure the sale of InterMune to Roche on terms preferential to Roche, but detrimental to Plaintiff and the other public shareholder of InterMune.
4.           The consideration offered to InterMune shareholders is unfair and grossly inadequate because it does not reflect the intrinsic value of the Company’s common stock.  Indeed, InterMune revenues and growth potential have been consistently improving quarter-by-quarter.  On August 6, 2014, the Company announced its 11th

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consecutive quarter of revenue growth.  Commenting on the Company’s success, President and CEO, Daniel Welch (“Welch”), stated that he was encouraged about the Company’s future growth prospects.
5.           Yet, if the Proposed Transaction closes, InterMune shareholders, such as Plaintiff, will be denied the growth opportunity the Company has been touting.  As described further herein, the $74.00 offer price fails to adequately value the Company or compensate the Company’s shareholders.
6.           Additionally, the process is fundamentally flawed because the Individual Defendants, who dominated the process leading up to the Proposed Transaction, stand to receive millions of dollars in special change-in-control payments, unvested stock options and/or restricted shares that become fully vested and exercisable upon the consummation of the Proposed Transaction.  Therefore, the Individual Defendants were incentivized to drive a sales process that primarily served their own interests and was detrimental to InterMune stockholders.
7.           The Individual Defendants have also exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with preclusive deal protection devices that preclude other bidders from making successful competing offers for the Company.  For example, pursuant to the Merger Agreement, the Board agreed to:  (i) a “no-solicitation” provision prohibiting the Company from properly shopping itself; (ii) a three (3) business-day “matching rights” period during which Roche can fully evaluate and match any superior proposal received by the Company; and (iii) a termination fee of $266 million payable to Roche if the Company terminates the Merger Agreement to pursue another offer.  In agreeing to these provisions, the Individual

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Defendants violated applicable laws by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty, good faith, due care, and candor.
8.           On August 29, 2014, Roche filed its Offer to Purchase contained in a Schedule TO.  On that same day, InterMune filed its Schedule 14D-9 (“14D-9”), recommending that InterMune shareholders tender into the tender offer, which is scheduled to close on September 26, 2014, unless extended.  However, as described herein, the 14D-9 fails to disclose material information to Company stockholders, in breach of the Individual Defendants’ duty of candor.
9.           As such, as described below, both the value to InterMune shareholders contemplated in the Proposed Transaction and the process by which Defendants seek to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company.  The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to InterMune’s shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.
10.           To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, inter alia:  (i) injunctive relief preventing consummation of the Proposed Transaction; (ii) a directive to the members of the Board that they exercise their fiduciary duties to obtain a transaction which maximizes value for InterMune shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof.

PARTIES

11.           Plaintiff is, and was at all times relevant hereto, a shareholder of InterMune,

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12.           Defendant InterMune is a Delaware corporation, with its principal executive offices located at 3280 Bayshore Blvd, Brisbane, California, 94004.  InterMune is a biotechnology company that focuses on the research, development, and commercialization of therapies for pulmonology and orphan fibrotic diseases in North America and Europe.  InterMune’s common stock is traded on the NASDAQ GS under the symbol “ITMN”.
13.           Defendant Welch has served as Chairman of the Board of Directors of the Company since May 2008.  Welch has been a member of the Board of Directors since September 2003.  Welch has also served as the Company’s CEO and President since September 2003.
14.           Defendant Lars Ekman (“Ekman”) has served as the Lead Independent Director of the Company since May 2008 and has been a member of the Board since September 2006.
15.           Defendant Jean-Jacques Bienaime (“Bienaime”) has served as an Independent Director of the Company since March 26, 2012.
16.           Defendant Louis Drapeau (“Drapeau”) has, at all relevant times, served as an Independent Director of the Company and has been a member of the Board since September 2007.
17.           Defendant James Healy (“Healy”) has, at all relevant times, served as an Independent Director of the Company and has been a member of the Board since April 1999.  Previously, Healy served as Chairman of the Board from October 1999 through January 2000.

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18.           Defendant David Kabakoff (“Kabakoff’) has served as an Independent Director of the Company since November 2005.
19.           Defendant Angus Russell (“Russell”) has, at all relevant times, served as an Independent Director of the Company and has been a member of the Board since October 2011.
20.           Defendant Frank Verwiel (“Verwiel”) has served as an Independent Director of the Company since March 2012.
21.           Defendants set forth in paragraphs 13 to 20 above are referred to herein as the “Board” or the “Individual Defendants.”  By virtue of their positions as directors and/or officers of InterMune, the Individual Defendants are in a fiduciary relationship with the Plaintiff and other public shareholders of InterMune.
22.           Defendant Roche is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, CA 94080.  Roche is a research-focused healthcare company with strengths in pharmaceuticals and diagnostics.  The company discovers, develops, and provides diagnostic and therapeutic products and services that enable patients and healthcare professionals in the detection, prevention, diagnosis, treatment, and treatment monitoring of diseases.  The company provides pharmaceutical products for various therapeutic areas comprising oncology, virology, inflammation, metabolic disorders, and central nervous system.  Roche common stock is traded on the OTC Markets under the symbol “RHHBY”.
23.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Defendant Roche.  Upon completion of the Proposed Transaction, Merger Sub will merge with and into InterMune and cease its separate corporate existence.

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24.           Collectively, InterMune, the Individual Defendants, Roche and Merger Sub are referred to herein as “Defendants.”

JURISDICTION AND VENUE

25.           This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.
26.           This Court has jurisdiction over InterMune, Roche, Merger Sub and the Individual Defendants as the Companies conduct business in California, and the Individual Defendants attend meetings in this state.  InterMune, Roche and Merger Sub all have their principal executive offices located in California.  This action is not removable.
27.           Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28.           By reason of Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of InterMune and owe them, as well as the Company, the duties of loyalty, good faith, fair dealing, due care, as well as a duty to maximize shareholder value.
29.           By virtue of their positions as directors and/or officers of InterMune, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause InterMune to engage in the practices complained of herein.

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30.           Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either:  (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium.  To diligently comply with their fiduciary duties, the directors and/or officers m ay not take any action that:
(a)           adversely affects the value provided to the corporation’s stockholders;
(b)           favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
(c)           contractually prohibits them from complying with their fiduciary duties;
(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or
(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.
31.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of InterMune, are obligated to refrain from:
(a)           participating in any transaction where the directors or officers’ loyalties are divided;

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(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or
(c)           unjustly enriching themselves at the expense or to the detriment of the public stockholders.
32.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, candor and care owed to Plaintiff and other shareholders of InterMune.

AIDING AND ABETTING

33.           In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties.
34.           During all relevant times, each of the Defendants initiated a course of conduct which was designed to permit Roche to buy the Company for an unfair price.  In furtherance of this plan and course of conduct, each Defendant took the actions set forth herein.
35.           Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein.  In taking such actions to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing.  The Defendants’ acts of aiding and abetting included, inter alia, the acts

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each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

36.           Plaintiff brings this action for herself and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all holders of InterMune common stock who have been or will be harmed by the conduct described herein (the “Class”).  Excluded from the Class are Defendants and any individual or entity affiliated with any Defendant.
37.           This action is properly maintainable as a class action.
38.           The Class is so numerous that joinder of all members is impracticable.  According to the Company’s U.S. Securities and Exchange Commission (“SEC”) filings, there were more than 108.3 million shares of InterMune common stock outstanding as of the close of business on August 27, 2014.
39.           Questions of law and fact are common to the Class, including, inter alia, the following:
(a)           whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;
(b)           whether the Individual Defendants and Roche have pursued a course of conduct that does not maximize InterMune’s value in violation of the Individual Defendants’ fiduciary duties;
(c)           whether InterMune ad Roche aided and abetted the Individual Defendants’ breaches of fiduciary duty; and
(d)           whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

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40.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;
41.           Plaintiffs claims are typical of those of the other members of the Class;
42.           Plaintiff has no interests that are adverse to the Class;
43.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
44.           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
45.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
46.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

A.	Background to Merger and the Proposed Transaction

47.           InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases.  In pulmonology, the company is focused on therapies for the treatment of idiopathic pulmonary fibrosis (IPF), a progressive, irreversible, unpredictable and ultimately fatal lung disease.  InterMune’s research programs are focused on the

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discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases.
48.           One of InterMune’s drugs, Pirfenidone, has recently achieved great success and is anticipated to be launched in the United States before the end of the year.  Pirfenidone is an orally active, anti-fibrotic agent that inhibits the synthesis of TGF-beta, a chemical mediator that controls many cell functions including proliferation n differentiation, and plays a key role in fibrosis.  Pirfenidone also inhibits the synthesis of TNF-alpha, a cytokine that is known to have an active role in inflammation.  Pirfenidone is approved for marketing in 30 European countries and Canada under the InterMune trade name Esbriet®, in Japan and South Korea under the trade name Pirespa®, and is also approved for the treatment of IPF under different trade names in China, India and Argentian.  Although not approved in the United States, InterMune resubmitted a New Drug Application to the FDA on May 23,2014.
49.           On August 24, 2014, InterMune and Roche issued a joint press release announcing the Proposed Transaction which stated, in relevant part:
BASEL, 24 August 2014 - Roche (SIX:  RO, ROG; OTCQX:  RHHBY) and InterMune, Inc. (NASDAQ:  ITMN) today announced they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of US$ 74.00 per share in an allcash transaction.  This corresponds to a total transaction value of US$ 8.3 billion on a fully diluted basis.  This offer represents a premium of 38% to InterMune’s closing price on 22 August 2014 and a premium of 63% to InterMune’s unaffected closing price on 12 August 2014.  The merger agreement has been approved by the boards of InterMune and Roche.

Under the terms of the merger agreement, Roche will commence a tender offer no later than 29 August 2014, to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement

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containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche.  The transaction is expected to be neutral to core earnings per share in 2015 and accretive from 2016 onwards.

The acquisition of InterMune, a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases, will allow Roche to broaden and strengthen its respiratory portfolio globally.  InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States.  IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs.  Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic medicines targeting respiratory diseases in clinical development.

Commenting on the transaction, Severin Schwan, CEO of Roche, said, “We are very pleased that we reached this agreement with InterMune.  Our offer provides significant value to InterMune’s shareholders and this acquisition will complement Roche’s strengths in pulmonary therapy.  We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.”

Roche plans a smooth transition of InterMune employees and operations into the Roche organisation, ensuring readiness for an expected launch of pirfenidone in the US in 2014.  Commenting on the transaction, InterMune’s Chairman, CEO and President, Dan Welch, said, “This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families.  Roche shares our passion and commitment to the IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval.  Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our joint vision to bring additional innovative therapies to patients with respiratory diseases.”

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Pirfenidone has been marketed by InterMune in the EU and Canada as Esbriet® since regulatory approval in 2011 and 2012 respectively.  After previous regulatory review in the USA in 2010, the Food and Drug Administration (FDA) recommended an additional Phase 3 clinical trial to support the efficacy of pirfenidone.  The results of this study, the ASCEND trial, were part of the new drug application (NDA) resubmission that InterMune made in May 2014.  On 17 July 2014 pirfenidone received breakthrough therapy designation from the FDA.  This designation is reserved for drugs that are intended to treat a serious or lifethreatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.  The target action date, also known as the PDUFA date, for the pirfenidone NDA is 23 November 2014.

In addition to pirfenidone, InterMune has research programmes exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF, and other fibrotic diseases.

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of InterMune’s common stock at a price of US$74.00 per share in cash.  The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis.  In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$74.00 per share through a second step merger.  The closing of the transaction is expected to take place in 2014.

Citi is acting as financial advisor to Roche and Davis Polk & Wardwell LLP is acting as legal counsel to Roche.  Centerview Partners and Goldman Sachs are acting as financial advisors to InterMune and Cravath, Swaine & Moore LLP is acting as legal counsel to InterMune.

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50.           The consideration offered to InterMune public shareholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of InterMune common stock is materially in excess of the amount offered.  The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company.  As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.
51.           InterMune has reported steady growth over the last several quarters.  On July 24, 2013, InterMune reported results for the second fiscal quarter of 2013 (“2Q 2013”), ending on June 30, 2013.  The Company announced its 7th consecutive quarter of revenue growth, reporting revenues of $14.4 million for 2Q 2013, compared with $5.5 million in the same quarter of 2012, up 37% from $10.5 million in the previous quarter.
52.           Commenting on these favorable financial results and the Company’s future growth opportunities, InterMune’s President and CEO, Defendant Welch stated:
We continue to successfully execute on our EU and Canadian growth strategy and are pleased to report the seventh consecutive quarter of revenue growth of Esbriet since its first launch in Germany in September 2011.  Having recently secured attractive pricing and reimbursement in Italy, England and Ireland, Esbriet is now priced and reimbursed in 13 of our original 15 top-priority European countries, a solid achievement when considering the challenging economic conditions in the EU... Regarding the U.S. market, we remain on track to report top-line results from the confirmatory Phase 3 ASCEND study of Esbriet in Q2 2014.

53.           On October 30, 2013, InterMune reported results for the third fiscal quarter of 2013 (“3Q 2013”), ending on September 30, 2013.  The Company announced

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its 8th consecutive quarter of revenue growth, reporting revenues of $19.7 million for 3Q 2013, compared with $7.5 million in the same quarter of 2012, up 37% from $14.4 million in the previous quarter.
54.           Commenting on these favorable financial results, Welch stated:
Notably, Esbriet revenue growth in the third quarter came from both new country launches and growth in countries where the product has been available.  During the quarter we launched Esbriet in Italy and the UK, two of the five largest countries in Europe, as well as in Finland and Ireland.  Esbriet revenue grew in the third quarter in countries where Esbriet had previously been launched, with Germany, France, the mid-sized European countries and Canada all reporting sequential double-digit growth.  We are particularly pleased to report strong growth in Germany during the third quarter, where we see continued market penetration and improved persistence after two full years of marketing Esbriet in that country.

55.           On January 9, 2014, InterMune reported results for the fourth fiscal quarter of 2014 (“4Q 2013”), ending on December 31, 2013.  The Company announced its 9th consecutive quarter of revenue growth, reporting revenues of $25.6 million for 4Q 2013, compared with $8.2 million in the same quarter of 2012, up 30% from $19.7 million in the previous quarter.
56.           Commenting on these favorable financial results, Welch stated:
2013 was a year of strong execution and growing momentum in every part of our business.  Revenue from our Esbriet product, marketed in certain European countries and Canada for the treatment of patients with idiopathic pulmonary fibrosis, or IPF, grew by 168 percent in 2013 to approximately $70.2 million, and we expect Esbriet revenue growth to continue in 2014 by 65-90 percent to $115-$135 million.  We are proud to have reported four consecutive quarters of revenue growth during 2013 and nine consecutive quarters of growth since Esbriet was first launched.  Our European operations are performing well and we expect cash flows from our European sales to fully

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support our European operations sometime in the latter half of 2014.

57.           Further commenting on the growth prospects for the Company, Welch stated:
Today, we announced that we expect to communicate top-line results from the ASCEND study early in the second quarter of 2014, and to present the study results at the American Thoracic Society (ATS) conference in May 2014. … As we closed out 2013, we announced our progress and planned investments in our growing R&D pipeline that build on our commercial momentum with Esbriet, leverage our expertise in IPF and fibrosis and move us toward realizing our strategic vision of becoming a leader in specialty fibrotic diseases.

58.           On May 1, 2014, InterMune reported results for the first fiscal quarter of 2014 (“1Q 2014”), ending on March 31, 2014.  The Company announced its 10th consecutive quarter of revenue growth, reporting revenues of $30.3 million for 1Q 2014, compared with $10.5 million in the same quarter of 2013, up 18% from $25.6 million in the previous quarter.
59.           Commenting on these favorable financial results and the Company’s growth prospects, Welch stated:
Our commercial momentum continues, with sequential quarterly revenue growth of 18 percent in the first quarter of 2014 – one of the few quarters in which Esbriet was not launched in a new country since the initial launch in September 2011.  Based on our solid first quarter results, we today raised our 2014 revenue guidance to a range of $130-$140 million.  This represents potential growth of approximately 85 to 100 percent from Esbriet revenue of $70.3 million in 2013.  With the April 1 approval of pricing and reimbursement in the Netherlands, Esbriet is now reimbursed and launched in 14 of our original 15 top-priority markets in Europe.”

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60.           On July 17, 2014, InterMune reported that Pirfenidone had been granted Breakthrough Therapy Designation by the Federal Drug Administration (“FDA”).  This designation is reserved for drugs that are intended to treat a serious or life threatening disease or condition and for which preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.  Based on the regulatory progress, InterMune announced that it accelerated its efforts to build its commercial infrastructure to be prepared to launch Pirfenidone in the United States in the fourth quarter of 2014 (previously it was targeted for the first quarter of 2015).
61.           Most recently, on August 6, 2014, InterMune reported results for the second fiscal quarter of 2014 (“2Q 2014”), ending on June 30, 2014.  The Company announced its 11th consecutive quarter of revenue growth, reporting Esbriet® (Pirfenidone) revenues of $35.7 million for 2Q 2014, compared with $14.4 million in the same quarter of 2013, an increase of 148%, and up 18% from $30.3 million in the previous quarter.
62.           Commenting on these favorable financial results, Welch stated:
We are pleased to report an exceptionally strong quarter with excellent progress demonstrated in all areas of our business.  We had a substantial presence at the International Conference of the American Thoracic Society, where the ASCEND Phase 3 results were presented and simultaneously published in the New England Journal of Medicine.  We announced in early July that the pirfenidone NDA resubmission had been accepted by the FDA and assigned a target PDUFA date of November 23, 2014.  On July 17 the FDA assigned Breakthrough Therapy Designation status for pirfenidone.  We recently accelerated our preparations for the potential U.S. launch of pirfenidone to be prepared to launch in Q4 2014, versus our previous plan of Q1 2015.  We achieved continued Esbriet

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revenue growth in Europe and Canada and made strong progress with our pirfenidone life cycle management programs and our anti-fibrotic research programs.

63.           However, rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Roche and to the detriment of the Company’s shareholders, by entering into the Proposed Transaction for inadequate consideration.
64.           The consideration offered to InterMune shareholders in the Proposed Transaction is grossly inadequate particularly given the Company’s prospects for future growth and earnings.  Indeed, the Proposed Transaction places a cap on the Company’s value at a time when Pirfenidone is about to enter the United States market and InterMune is poised for tremendous growth.
65.           Additionally, the Merger consideration fails to adequately compensate InterMune shareholders for the significant synergies created by the Merger.  Indeed, in the August 24, 2014 joint press release, Roche acknowledged that the acquisition will allow Roche to “broaden and strengthen its respiratory portfolio globally” and add the treatment of respiratory disorders to its existing portfolio.  Indeed, Roche’s CEO, Severin Schwan, told CNBC that InterMune’s portfolio has “medical differentiation that fits very well with [Roche’s] pulmonary portfolio.”1  Daniel O’Day, who runs Roche’s pharmaceutical business, explained that the key to Roche’s strategy in acquiring InterMune is Esbriet (Pirfenidone), a first-in-class treatment for idiopathic pulmonary

1 http://fortune.com/2014/08/25/roche-paying-8-3-billion-for-intermune-and-its-breakthrough-respiratory-drugs/

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fibros is, which will strengthen Roche’s portfolio on drugs for respiratory diseases.2 Additionally, JMP Securities analyst Liisa Bayko reported that InterMune’s standout treatment, Pirfenidone, is expected to launch this year in the Unites states and the potential approval of the drug will solve “significant unmet medical needs and could prove to be a billion-dollar treatment.”3
66.           Having failed to maximize the sale price for the Company, members of the Board breached the fiduciary duties they owe to the Company’s public shareholders because the Company has been improperly valued and shareholders will not likely receive adequate or fair value for their InterMune common stock in the Proposed Transaction.

B.	The Flawed Process Leading Up To The Proposed Transaction

67.           The sale of InterMune to Roche was the product of a rushed sales process led by Welch that failed to create any kind of bidding process.  At no point during the sales process did InterMune contact potential bidders; rather, the Company was determined to reach a deal before August 24, 2014 regardless of the price shareholders would have to pay.
68.           In fact, it is no surprise that Roche was InterMune’s favored bidder as the two companies have a history dating back to 2006, when InterMune entered into a collaboration agreement with two entities in the Roche group to develop and commercialize products from one of InterMune’s programs.  Their relationship continued in October and December of 2010 when the entities entered into an asset purchase agreement, and then again in early 2011 when Roche expressed an interest in a potential

2 http://dealbook.nytimes.com/2014/08/24/roche-to-buy-drug-maker-intermune-for-8-3-billion/
3 http://fortune.com/2014/08/25/roche-paying-8-3-billion-for-intermune-and-its-breakthrough-respiratory-drugs/

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acquisition of InterMune.  Although Roche never submitted a final bid in the 2011 strategic process, InterMune and Roche made sure that a final deal was agreed to this time.
69.           The sale of InterMune started in February of 2014, when a member of the Board, “Director A”, who is also an executive of Company A, expressed to Welch that Company A would be interested in a strategic transaction with the Company if the Company were to engage in such a process.  The Board determined that it was likely to generate additional interest once it resubmitted its NDA application to the FDA regarding Pirfenidone.
70.           After announcing that the Company resubmitted its NDA application, Welch was contacted by Roche and Company B, a global life sciences company, both of which wished to discuss their interest in the Company.  Although Company B arranged to have a call with InterMune, Company B later cancelled the call.  Despite Company B’s expressed interest in talking with InterMune, InterMune never bothered to reschedule another call.
71.           In June of 2014, the Board formed an executive committee (“Executive Committee”).  The Executive Committee, however, possessed no power over the sales process and was merely implemented to recuse Director A from the process, given his conflict of interest with Company A.
72.           At the end of June, Welch was contacted by Company C, a global life sciences company, which indicated that it would contact InterMune in the future about a potential transaction.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

73.           Disregarding Company C’s interest, Welch continued to dominate the process and steer a deal towards Roche.  In fact, on July 25, 2014, Dr. Severin Schwan (“Dr. Schwan”), the CEO of Roche, and Welch met to discuss a potential transaction.  During their meeting Dr. Schwan noted that “being in a position to shape the U.S. Launch of Pirfenidone was of critical importance to Roche’s interest in such an acquisition.” Thereafter, Welch made sure to expeditiously pursue a transaction with Roche to the exclusion of all other potential bidders.  In fact, Welch decided to place “special attention” on communicating confidentially with Roche.
74.           The next day Roche sent InterMune a letter, expressing its interest in acquiring all outstanding shares of the Company for $70.00 per share (the “Offer Letter”).  The Offer Letter again expressed that Roche was “anxious to move expeditiously and that timing was critical to its discussions with the Company in view of the upcoming U.S. launch.”
75.           On August 1, 2014, Welch was contacted by Company C, which informed Welch that Company C would be interested in a potential transaction of the Company at an indicative value of $57.00 per share.  Later that day, however, the Executive Committee met and determined that there was no point in pursuing a transaction with Company C or Company A, as Company C’s offer was in sufficient and based on the limited information InterMune possessed, it was predicted that Company A would not be able to make a sufficient offer either.  Furthermore, given that Roche was already interested, the Company saw no reason to solicit interest from additional parties.
76.           On August 4, 2014, the Company received Company C’s indication of interest in writing.  This same day, Welch spoke with Dr. Schwan and informed him that

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

$70.00 per share was not sufficient.  However, Welch also indicated that it was enough to engage in high priority due diligence and that if Roche’s next indication was at an acceptable price level then Roche could complete its due diligence.  Later that day, despite not having agreed on any terms or having solicited interest from other parties, a draft merger agreement was sent around between Roche and InterMune.
77.           Over the next couple of weeks, Roche and InterMune, headed by Welch, engaged in negotiations over their done deal.  On August 12, 2014 presentations concerning due diligence were given by InterMune’s senior management team and August 24, 2014 was set as the target signing date.
78.           After rumors of a possible transaction leaked on August 13, 2014, the Company received unsolicited indications of interest from Company B, Company D, and two other global life sciences companies.  It is unclear whether InterMune and the two unidentified global life sciences companies ever communicated regarding their potential interest.  Rather, in disregard of these companies and their interest in InterMune, Welch contacted Roche to move things along, stating that the Company would not engage in further discussions until the closing conditions of a proposed acquisition were agreed upon.  Once the closing conditions were agreed upon, Welch indicated they could discuss the sale price.
79.           On August 15, 2014, Roche presented an offer of $74.00 per share of InterMune common stock.
80.           On August 18, 2014, Company D indicated that it was interested in exploring a transaction, but would prefer to do so following the approval of the Company’s NDA application.  On August 19, 2014, Director A informed Welch that

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Company A was also interested in participating in a formal strategic process.  Despite their interests, the Board determined that “none of those companies was likely in a position to move on a timeline approaching that of [Roche].”  Essentially, it was far more important for InterMune Board members to conduct a quick sale than secure the best price for shareholders or conduct a competitive bidding process.
81.           Ultimately, on August 22, 2014, the board approved the Proposed Transaction and executed the Merger Agreement.

C.	InterMune Officers and Directors Are Conflicted

82.           Additionally, the Individual Defendants have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of InterMune shareholders.  For example, Welch alone will receive in excess of $36.6 million in change-in-control payments upon consummation of the Proposed Transaction.  The remaining Individual Defendants will also receive special payments for unvested stock options and restricted shares and unites, which become fully vested and exercisable upon consummation of the Proposed Transaction.
83.           More Specifically, the lucrative payments to be received by the Company’s officers and directors as a result of cashing in their stock and restricted stock is detailed in the excerpt from the Recommendation Statement below:
Name	Number of Shares	Cash Amount Payable in Respect of Shares	Number of InterMune Stock Options	Cash Amount Payable in Respect of InterMune Stock Options	Number of InterMune Restricted Stock Units	Cash Amount Payable in Respect of InterMune Restricted Stock Units	Number of InterMune Restricted Shares	Cash Amount Payable in Respect of InterMune Restricted Shares
Executive Officers
Daniel G. Welch	71,202	$5,268,948	478,975	$25,414,303	145,750	$10,785,500	23,000	$1,702,000
John C. Hodgman	13,593	1,005,882	102,918	5,464,410	37,975	2,810,150	5,250	388,500
Giacomo Di Nepi	11,476	849,224	126,875	6,190,969	41,975	3,106,150	–	–
Sean P. Nolan	9,271	686,054	183,500	11,163,460	25,800	1,909,200	56,400	4,173,600
Andrew Powell, Esq.	250	18,500	142,500	7,965,450	66,275	4,904,350	–	–
Paul D. Arata	9,649	714,026	90,000	5,408,700	26,400	1,953,600	12,500	925,000
Jonathan A Left M.D.	9,437	698,338	248,000	14,755,550	49,400	3,655,600	38,600	2,856,400
Directors
Jean-Jacques Bienaime	9,725	719,650	30,500	1,653,940	4,000	296,000	1,200	88,800
Louis Drapeau	7,500	555,000	107,000	5,755,150	4,000	296,000	–	–

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Lars G. Ekman, M.D., Ph. D.	5,500	407,000	140,003	7,731,30	14,000	296,000	–	–
James L. Healy, M.D., Ph.D.	13,549	1,002,626	128,335	7,191,848	4,000	296,000	–	–
David S. Kabakoff, Ph.D.	21,600	1,598,400	88,000	4,692,540	4,000	296,000	–	–
Angus C. Russell	17,158	1,269,692	32,500	1,643,630	4,000	296,000	1,200	88,800
Frank Verwiel, M.D.	9,725	719,650	30,500	1,653,940	4,000	296,000	1,200	88,800

(1) The table below shows the amounts attributable to the value of unvested InterMune Stock Options.

Executive Officers	Cash Amount Payable in Respect of Unvested InterMune Stock Options	Directors	Cash Amount Payable in Respect of Unvested InterMune Stock Options
Daniel G. Welch	$15,146,642	Jean-Jacques Bienaimé	$327,705
John C. Hodgman	3,973,611	Louis Drapeau	224,945
Giacomo Di Nepi	3,604,114	Lars G. Ekman, M.D., Ph.D.	224,945
Sean P. Nolan	9,322,854	James I. Healy, M.D., Ph.D.	224,945
Andrew Powell, Esq.	6,121,700	David S. Kabakoff, Ph.D.	224,945
Paul D. Arata	3,921,462	Angus C. Russell	261,320
Jonathan A. Leff, M.D.	8,604,737	Frank Verwiel, M.D.	327,705

84.           Moreover, pursuant to the employee stock purchase plan, four executive officers will be entitled to the following:

Executive Officers	Potential Shares Issuable Upon Exercise of InterMune ESPP Rights	Consideration Payable in Respect of Shares Issued Upon Exercise of InterMune ESPP Rights ($)
John C. Hodgman	776	$36,208
Andrew Powell, Esq.	243	11,338
Paul D. Arata	44	2,053
Jonathan A. Leff, M.D.	585	27,296

85.           The following table represents the aggregate cash severance that each executive officer stands to receive as a result of the Proposed Transaction:

Aggregate Cash Severance

Name	Two Times Base Salary(2)	Two Times Target Annual Bonus(3)	Pro Rata Target Bonus(4)	Aggregate Cash Severance(1)
Executive Officers
Daniel G. Welch	$1,449,053	$1,086,790	–	$2,535,843
John C. Hodgman	848,720	–	$127,308	976,028
Giacomo Di Nepi	905,352	–	135,803	1,041,155
Sean P. Nolan	875,500	–	147,741	1,023,241
Andrew Powell, Esq.	797,900	–	119,685	917,585
Paul D. Arata	682,500	–	102,375	784,875
Jonathan A. Leff, M.D.	875,500	–	147,741	1,023,241

86.           Furthermore, InterMune executive officers and directors will receive golden parachute awards as follows:

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Name	Cash	Equity	Perquisites/ Benefits	Tax Reimburse-ments	Other	Total
Named Executive Officers
Daniel G. Welch	$2,535,843	$27,634,142	$57,633	$6,421,096	$40,000	$36,688,714
John C. Hodgman	976,028	7,208,469	81,096	–	40,000	8,305,593
Giacomo Di Nepi	1,041,155	6,710,264	67,220	–	–	7,818,639
Sean P. Nolan	1,023,241	15,405,654	77,688	–	40,000	16,546,583
Andrew Powell, Esq.	917,585	11,037,388	81,096	–	40,000	12,076,069
Other Executive Officers
Paul D. Arata	784,875	6,802,115	57,633	–	40,000	7,684,623
Jonathan A. Leff, M.D.	1,023,241	15,144,033	57,907	–	40,000	16,265,181

87.           Thus, under the Merger Agreement, as currently proposed, Welch and the other Individual Defendants, will receive substantial benefits from the Proposed Transaction, not otherwise available to the Class, and cannot now claim independence as to their judgment in favor of the Proposed Transaction.

D.	The Preclusive Deal Protection Devices

88.           In addition to the inadequate consideration offered to InterMune shareholders, the entire process deployed by InterMune and Roche was also unfair and inadequate.  Namely, as part of the Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
89.           For example, §5.03 of the Merger Agreement, entitled “No Solicitation,” contains a provision barring the Board and any Company representatives from attempting to procure a price in excess of the amount offered by Roche.  It further demands that the Company terminate any and all prior or on-going discussions with other potential suitors.
90.           Pursuant to §5.03(d) of the Merger Agreement, if the Company so much as receives an inquiry from an unsolicited bidder that may lead to a superior proposal, it must notify Roche within 24 hours of the identity of the bidder and the material terms of the proposal, prior to taking action pursuant to the competing proposal.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

91.           Further, pursuant to §5.03(f) of the Merger Agreement, if the Company receives an unsolicited offer that the Board determines constitutes a superior proposal, the Board must promptly provide written notice of the superior proposal, consisting of, among other information, the identity of the person making the proposal and the most current written draft agreement relating to the proposal, to Roche.  The Board must also give Roche three (3) business days after the delivery of the prompt notice during which it must negotiate with Roche (should Roche desire to negotiate) so that Roche has the opportunity to adjust the terms and conditions of the Merger Agreement so that the competing proposal ceases to be a superior proposal.  Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Roche and piggy-back upon the due diligence of the foreclosed alternative bidder.
92.           In addition, §8.01 of the Merger Agreement provides that InterMune must pay to Roche a termination fee of $266 million if the Company decides to pursue another offer (or if Roche terminates the Proposed Transaction), thereby essentially requiring that any alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.
93.           Ultimately, these preclusive deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

94.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

E.	The Materially Misleading and Incomplete Registration Statement

95.           On August 29, 2014, InterMune filed its 14D-9, which fails to disclose material information necessary for a reasonable shareholder to make an informed decision regarding the Tender Offer, and whether to seek appraisal rights.

i.	Material Omissions and Misrepresentations Concerning the Background of the Proposed Transaction

96.           The 14D-9 omits several important details concerning the process leading up to the signing of the Merger Agreement.
97.           Specifically, on page 15, the 14D-9 states that in March 2009, InterMune engaged Goldman, Sachs & Co. (“Goldman”) as a financial advisor to explore a potential partnership or other strategic transaction.  However, the 14D-9 fails to disclose the vetting process that led to the selection of Goldman as the Company’s financial advisor.
98.           Also on page 15, the 14D-9 states that in early 20 II, Roche expressed interest in a transaction with InterMune and even received a draft merger agreement to mark-up with a final proposal but Roche ultimately never made a final proposal.  However, the 14D-9 fails to disclose why Roche decided not to pursue a transaction with InterMune at that time.
99.           On page 15, whether any of the 30 companies contacted in 2011 were considered for the Proposed Transaction and, if not, why the companies were not considered.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

100.           On page 16, the 14D-9 states that in late February 2014, the Company engaged Centerview Partners LLC (“Centerview”) as an additional financial advisor to assist in exploring a potential transaction with. the Company.  However, the 14D-9 fails to disclose the vetting process that led to the selection of Centerview as the Company’s additional financial advisor.  Additionally, the 14D-9 fails to disclose why the Company needed two financial advisors to assist in the process leading up to the Proposed Transaction.
101.           On page 16, the 14D-9 states that Company B expressed interest in a potential transaction with InterMune but the conference call between the executives of both companies was concluded and never rescheduled.  However, the 14D-9 fails to disclose why the conference call was cancelled and never rescheduled and why InterMune did not reach out to Company B to further inquire about its interest.
102.           The 14D-9 also fails to disclose whether the representatives from Company B and C, who contacted Welch, had any prior relationship (business or personal) with Welch or InterMune.
103.           The 14D-9 also fails to disclose whether Companies A, B, C and D signed confidentiality agreements.
104.           Additionally, on page 16, the 14D-9 fails to disclose the following information relating to the Executive Committee:  (1) whether a Committee Chair was appointed, and if so, who that Chairman was; (2) the Committee’s duties, powers and restrictions; (3) the reason why some (but not all) of the outreach to potential buyers was conducted by the Committee, rather than by Centerview or Goldman.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

105.           Moreover, while the 14D-9 makes general references to the interests expressed by Company A, B, C, D, “two other global life sciences companies” and Roche, it fails to sufficiently discuss the process by which the Company explored potentially superior offers with each of these companies.
106.           On page 18, the 14D-9 fails to disclose the reason for discounting Company A as a viable bidder despite their continued expression of interest.
107.           On page 18, the 14D-9 fails to disclose whether the confidentiality agreement with Roche contained a standstill provision, whether any other confidentiality agreements were entered into with other parties and, if so, whether they contained a standstill provision.
108.           On page 19, the 14D-9 fails to disclose whether the two unidentified global life sciences companies reached out to the Company or were contacted by the Company regarding their potential interest in InterMune and, if not, the reason the Company did not solicit further interest from them.
109.           On page 19, the 14D-9 fails to disclose the reason why, after the August 13, 2014 leak of a possible acquisition, InterMune did not contact additional parties.
110.           On page 20, the 14D-9 fails to disclose the reason why InterMune agreed to a no-shop provision and a 4% equity value termination fee, when the original draft agreement planned for a go-shop period and only a 1-2% equity termination fee.
111.           On page 20, the 14D-9 fails to disclose why Company A was never contacted regarding its interest in the Company.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

112.           On page 20, the 14D-9 fails to disclose the reason for not engaging in negotiations with Company D after it indicated a potential interest in the Company.
113.           On page 21, the 14D-9 fails to disclose the reason for concluding Company B, Company C and Company D would not be able to move on the same timeline as Roche, and the reason why that would preclude them from participating in a potential transaction with InterMune.
114.           Additionally, the 14D-9 fails to disclose whether InterMune management, Centerview or Goldman calculated the cost of synergies expected to be realized as a result of the commutation of the Proposed Transaction.
115.           Each of the above referenced omissions are material because they directly relate to the process the Board took to maximize shareholders value and whether the Board inappropriately steered the process toward a deal with Roche to the detriment of the Company’s shareholders.

ii.	Materially Incomplete and Misleading Disclosures Concerning Goldman’s and Centerview’s Financial Analysis

116.           In addition to the above, the 14D-9 also omits several important details concerning the financial analysis undertaken Goldman and Centerview in support of their fairness opinion.

a) Centerview’s Financial Analysis:
117.           The 14D-9 discloses that “Centerview will receive a fee in the event that the Merger Agreement is terminated or the Transaction is not consummated and InterMune receives a termination fee in connection therewith.” This disclosure is materially incomplete as the amount of fees that Centerview expects to receive in such an event is not disclosed.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

118.           The 14D-9 discloses a summary of Centerview’s financial analyses used to support its fairness opinion.  These disclosures concerning Centerview’s financial analyses were materially incomplete and misleading in a number of respects.
119.           The 14D-9 fails to disclose various material aspects of Centerview’s Selected Comparable Public Company Analysis, including:
(a)           The objective criteria utilized by Centerview in its selection of the public companies, other than that they were biopharmaceutical companies, particularly because Goldman selected a number of different companies;
(b)           Whether Centerview considered any other metrics, other than 2016 revenue multiples;
(c)           The number of selected companies with 2016 revenue multiples that exceeded 25x, which were excluded as not meaningful; and
(d)           The multiples observed for each company utilized in the analysis.
120.           The 14D-9 fails to disclose various material aspects of Centerview’s Selected Precedent Transactions Analysis, including:
(a)           The objective criteria utilized by Centerview in its selection of the precedent transactions, other than that they involved biopharmaceutical companies;
(b)           Centerview’s rationale for considering estimated two-year forward revenue multiples;
(c)           Whether Centerview considered any other metrics, other than the estimated two-year forward revenues multiples and the unaffected premiums; and
(d)           The metrics observed for each company utilized in the analysis.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

121.           The 14D-9 fails to disclose various material aspects of Centerview’s Sum-of-the-Parts Discounted Cash Flow (“DCF”) Analysis, including:
(a)           The reason that Centerview determined to conduct a “sum-of-the-parts” DCF;
(b)           The basis for the growth rate range assumption of 15% to 35%;
(c)           The basis for the discount rate range assumption of 10% to 12%;
(d)           Quantification of the weighted average cost of capital (“WACC”) assumptions; and
(e)           Given that Centerview used mid-period discounting, whether the terminal value was adjusted to reflect that the perpetuity growth model is an end-of-period model.
122.
b)           Goldman’s Financial Analysis:
123.           The 14D-9 fails to disclose whether Goldman will receive a fee in the event that the Merger Agreement is terminated or the Proposed Transaction is not consummated, and if so, the amount of such fee.
124.           The 14D-9 discloses a summary of Goldman’s financial analyses used to support its fairness opinion.  These disclosures concerning Goldman ‘s financial analyses were materially incomplete and misleading in a number of respects.
125.           The 14D-9 fails to disclose whether Goldman performed any other analyses, such as a comparative transactions analysis.
126.           The 14D-9 fails to disclose various material aspects of Goldman’s Selected Companies Analysis, including:

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(a)           The objective criteria utilized by Goldman in its selection of the public companies, other than that they were in the biotechnology industry, particularly because Centerview selected a number of different companies in a similar analysis;
(b)          Whether Goldman considered any other metrics, other than 2017 revenue multiples and 2017 earnings multiples;
(c)           The multiples observed for each company utilized in the analysis.
127.           The 14D-9 fails to disclose various material aspects of Goldman’s Premia Paid Analysis, including whether Goldman considered any other metrics, other than the unaffected premiums, in connection with the selected transactions.
128.           The 14D-9 fails to disclose various material aspects of Goldman’s Illustrative Present Value of Future Share Price Analysis, including:
(a)           The basis for the one year forward earnings per share multiples range assumption of 15.0x to 25.0x; and
(b)           The basis for the discount rate assumption of 12.5%.
129.           The 14D-9 fails to disclose various material aspects of Goldman’s Illustrative DCF Analysis, including:
(a)           The basis for the growth rate range assumption of 0.0% to 4.0%; and
(b)           The basis for the discount rate range assumption of 11.0% to 14.0%.

iii.	Materially Omissions and Misleading Statement Concerning the Management-Prepared Financial Forecasts

130.           The 14D-9 discloses only a limited set of the management-prepared financial projections for the Company.  Notably, Defendants fail to disclose any “sum of

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

the parts” projections of the Company’s business segments, despite the fact that Centerview conducted a Sum-of-the-Parts DCF Analysis.
131.           Defendants also failed to disclose certain critical projections provided to the Board and to Centerview and Goldman in connection with their respective fairness opinions, which are necessary for Intermune stockholders to make an informed decision on whether to tender their shares in the tender offer, including the following line items:
(a)           Net sales;
(b)          Earnings per share;
(c)          Adjusted EBITDA;
(d)          Depreciation and amortization;
(e)          Changes in net working capital;
(f)           Capital expenditures;
(g)          Taxes;
(h)          Depreciation and amortization;
(i)           Net operating loss (“NOL”) balances and utilization; and
(j)           Public company costs.
132.           The 14D-9 also fails to disclose the reason that Goldman did not calculate the unlevered free cash flows for years 2027 through 2033.
133.           The 14D-9 also fails to disclose Intermune management’s rationale for preparing the “Unadjusted Forecasts” for total net revenue and operating income for years 2027 through 2032, which were not adjusted for the risk to pirfenidone patent protection and marketing exclusivity, and providing the Unadjusted Forecasts to Roche.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

134.           It is well-settled that management’s financial projections are crucial to providing stockholders with management’s inside view of the Company’s value and future prospects.  This data is necessary for asking an informed decision about whether to vote in favor of the Proposed Transaction and, thus, must be disclosed
135.           Absent the material information set forth above, InterMune shareholders do not have sufficient information to make a fully-informed decision whether to tender shares.  Accordingly, Plaintiff request injunctive relief to remedy this irreparable harm.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties against Individual Defendants

136.           Plaintiff repeats and re-alleges each allegation set forth herein.
137.           Defendants have violated fiduciary duties of care, loyalty and independence owed to public shareholders of InterMune and have acted to put their personal interests ahead of the interests of InterMune’s shareholders.
138.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in InterMune.
139.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of InterMune because, among other reasons, they failed to take steps to maximize the value of InterMune to its public shareholders, instead favoring their own, or their fellow directors’ or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of InterMune’s shareholders.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

140.           The Individual Defendants dominate and control the business and corporate affairs of InterMune, and are in possession of private corporate information concerning InterMune’s assets, business and future prospects.  Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of InterMune which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.
141.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
142.           Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.
143.           As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of InterMune’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.
144.           Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.
145.           Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against
InterMune, Roche and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breach of Fiduciary Duty

146.           Plaintiff repeats and re-alleges each allegation set forth herein.
147.           InterMune, Roche and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to InterMune’s public shareholders, and have participated in such breaches of fiduciary duties.
148.           InterMune, Roche and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein.  In so doing, InterMune, Roche and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.
149.           InterMune, Roche and Merger Sub have participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests.  InterMune, Roche and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches.  InterMune, Roche and Merger Sub will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.
150.           Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:
A.           Declaring this action to be a proper class action and certifying Plaintiff as Class representative and Plaintiff’s counsel as Class Counsel;
B.           Preliminarily and permanently enjoining Defendants from closing the Tender Offer and/or effectuating the Proposed Transaction;
C.           Declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class;
D.           Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for InterMune and obtain a transaction which is in the best interests of InterMune shareholders;
E.           Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
F.           Awarding reasonable fees, expenses and costs to Plaintiff and Plaintiff’s counsel; and
G.           Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: September 5, 2014	FARUQI & FARUQI, LLP By: /s/ David E. Bower
David E. Bower 10866 Wilshire Boulevard, Suite 1470 Los Angeles, CA 90024 Telephone: 424-256-2884 Facsimile: 424-256-2885 Email: dbower@faruqilaw.com

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

FARUQI & FARUQI, LLP Juan E. Monteverde Innessa S. Melamed 369 Lexington Ave., Tenth Floor New York, NY 10017 Telephone: (212) 983-9330 Facsimile: (212) 983-9331 Attorneys for Plaintiff Philip Paul

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY